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20 EAST JEFFERSON AVENUE	466 SOUTHERN BOULEVARD
SUITE 22	ADAMS BUILDING
NAPERVILLE, ILLINOIS 60540	CHATHAM, NJ 07928
TEL: (630) 848-1340	TEL: (973) 360-1666
FAX: (630) 848-1342	FAX: (973) 360-1720

November 14, 2006

Members of the Compensation Committee
State Bancorp Inc. Board of Directors
699 Hillside Avenue
New Hyde Park, NY 11040

Dear Sirs:

I read with interest the press release and Employment Agreement (the Agreement) of Mr. Thomas O’Brien, filed in a Form 8-K on November 7, 2006. As State Bancorp’s second largest shareholder (behind the ESOP plan), we are pleased to see the State Bancorp Board handle the issue of Mr. Goldrick’s succession by hiring Mr. O’Brien, a highly regarded banking executive. We are also pleased to see that Mr. O’Brien is primarily being compensated with stock and options rather than salary and bonus.

We have several comments after reading the Agreement:

•	Although we have every expectation that State Bancorp will become a high-performing institution under Mr. O’Brien’s leadership, we would have preferred to see a portion of the awards vest using performance criteria, rather than merely due to the passage of time.

•	Based upon our reading of the Agreement, it also appears that the options do not expire within a reasonable period of time (say three to six months) after termination of employment (except for termination for cause), as is typical for option agreements. Instead, the options appear to remain outstanding for their full ten year term, regardless of whether Mr. O’Brien remains employed or not. This is not customary or reasonable and we assume it was an oversight in the drafting of the Agreement.

•	We also noticed that the option and restricted stock awards effectively punish Mr. O’Brien if the stock price rises after the announcement of his hiring (i.e. our understanding of the Agreement is that the number of options and shares drop, and the option strike price rises, if the stock price rises in the days following the public announcement — similar arrangements usually allow the highly sought after executive to not be penalized by any post-announcement appreciation in the stock, by fixing the strike prices and share/option counts pre-announcement). While this is potentially less dilutive to shareholders, the Board of Directors should recognize that Mr. O’Brien is foregoing potential upside created by his hiring (although at the date of this letter there has been no material change in the post announcement stock price).

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With regard to these items, we recognize that the Agreement was struck as the result of arms length negotiation and we do not intend to ask that it be substantially revised. However, we feel very strongly that the option termination provisions should conform with customary option plan provisions (i.e. the options should terminate in a reasonable period, say three to six months, after termination of employment). I quickly scanned one of State Bancorp’s existing option plans and it appeared to contain similar provisions to the one we are recommending.

We feel very strongly about this particular issue. In fact, we engaged in a lengthy legal battle over comparable option plan issues after we joined the board of directors of another bank (we objected to the existing directors having option plans with non-customary and unreasonable terms).

We hope Mr. O’Brien and the board finds our request to be reasonable and consistent with sound compensation, benefit and corporate governance principles, and that this one provision can be changed (or someone can point to another agreement, or provision in the Agreement, that obviates our recommendation).

Please feel free to call me with any questions at 973-360-1666. Please share this letter with Mr. O’Brien and the entire Board of Directors of State Bancorp. As required by securities regulations, this letter will be publicly filed the next time we amend our Schedule 13D.

Sincerely,

/s/ Richard Lashley

Richard Lashley
Principal

cc: Mr. Phillip Goldberg, Foley & Lardner